Exhibit 99.145

April 17, 2025

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	DEFI TECHNOLOGIES INC. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	June 30, 2025
Record Date for Notice of Meeting:	May 16, 2025
Record Date for Voting (if applicable):	May 16, 2025
Beneficial Ownership Determination Date:	May 16, 2025
Class of Securities Entitled to Vote:	Common Shares
ISIN:	CA2449161025
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	N/A
Notice and Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	N/A

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for DEFI TECHNOLOGIES INC.